GENERAL PROVISIONS (Continued)

Misstatement of Age or Sex.--If any annuitant's stated date of birth or sex or both are not correct, we will change each benefit and the amount of each annuity payment to that which the purchase payment would have bought for the correct date of birth and sex. Also, we will adjust the amount of any payments we have already made. Here is how we will do it: (1) We will deduct any overpayments, with interest at 5% a year, from any payment(s) due then or later. (2) We will add any underpayments, with interest at 5% a year, to the next payment we make after we receive proof of the correct date of birth and sex.

Incontestability.--This contract will be incontestable after its contract date.

Proof of Survival or Death.--Before we make a payment, we have the right to require proof of the life or death of any person whose life or death determines whether or to whom we must make the payment.

Assignment.--We will not be deemed to know of an assignment unless we receive it, or a copy of it, at our Service Office. We are not obliged to see that an assignment is valid or sufficient. If any annuitant is living on the Annuity Date and an assignment is in effect on that date, we have the right to pay the cash value in one sum. This contract may not be assigned to another insurance company without our consent.

Changes by Prudential.--We reserve the right, upon 90 days notice to you, to:

(1) add, change or discontinue subaccounts, change to or add a different variable contract account, or substitute fund shares in the account (see page
9); and

(2) make any changes required by law.

Voting Rights:

Fund.--We will send you a notice of any meeting at which Fund shares which comprise the assets of a subaccount may be voted. We will provide a voting instruction form for the number of Fund shares representing your proportional interest. The instruction form may be signed and resumed to us. If for any meeting there are Fund shares for which we have not received voting instructions, this is what we will do. We will vote Fund shares on each matter in the same proportion as we vote the Fund shares held in the subaccount for which we did receive instructions.

Prudential.--We are a mutual life insurance company. Our principal office is in Newark, New Jersey, and we are incorporated in that State. By law, we have 24 directors. This includes 16 elected by our policyholders (four each year for four year terms), two of our officers, and six public directors named by New Jersey's Chief Justice.

The election is held on the first Tuesday in April from 10:00 a.m. to 2:00 p.m. in our office at the Secretary's address shown here. After this contract has been in force for one year, you may vote either in person or by mail. We will send you a ballot if you ask for one. Just write to our Secretary at Prudential Plaza, Newark, New Jersey 07101, at least 60 days before the election date. By law, your request must show your name, address, contract number and date of birth. If you are an individual, you must be at least 18 years old to vote.

Participation (Dividends).--This contract is eligible to participate in the divisible surplus of Prudential. We do not expect that any dividends will be payable on or before the Annuity Date. While any annuity settlement is in effect, the contract will share in our surplus to the extent and in the way we decide.

Page 7 (VIP-86) (S.C.)